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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.            )*

Taylor Capital Group, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

876851106

(CUSIP Number)

Margaret A. Gibson, P.C.

Robert M. Hayward

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, Illinois 60601

(312) 861-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 876851106	Page 1 of 13 pages

1	NAMES OF REPORTING PERSONS Prairie Capital IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 572,500 (see Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 572,500 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 572,500 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%*
14	TYPE OF REPORTING PERSON PN

*	The calculation of this percentage is based on 12,156,184 shares of Common Stock (as defined below) outstanding, which is the sum of (i) 11,011,184 shares of Common Stock outstanding as of August 28, 2008, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed on September 15, 2008, (ii) 950,000 shares of Common Stock issuable upon conversion of the Issuer’s Series A Preferred Stock (as defined below) beneficially owned by the Reporting Persons and (iii) 195,000 shares of Common Stock underlying Warrants (as defined below) beneficially owned by the Reporting Persons (as defined below) that are exercisable beginning on March 28, 2009 (see Item 5).

CUSIP No. 876851106	Page 2 of 13 pages

1	NAMES OF REPORTING PERSONS Prairie Capital IV QP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 572,500 (see Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 572,500 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 572,500 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%*
14	TYPE OF REPORTING PERSON PN

*	The calculation of this percentage is based on 12,156,184 shares of Common Stock (as defined below) outstanding, which is the sum of (i) 11,011,184 shares of Common Stock outstanding as of August 28, 2008, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed on September 15, 2008, (ii) 950,000 shares of Common Stock issuable upon conversion of the Issuer’s Series A Preferred Stock (as defined below) beneficially owned by the Reporting Persons and (iii) 195,000 shares of Common Stock underlying Warrants (as defined below) beneficially owned by the Reporting Persons (as defined below) that are exercisable beginning on March 28, 2009 (see Item 5).

CUSIP No. 876851106	Page 3 of 13 pages

1	NAMES OF REPORTING PERSONS Daniels & King Capital IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,145,000 (see Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,145,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,145,000 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON OO

*	The calculation of this percentage is based on 12,156,184 shares of Common Stock (as defined below) outstanding, which is the sum of (i) 11,011,184 shares of Common Stock outstanding as of August 28, 2008, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed on September 15, 2008, (ii) 950,000 shares of Common Stock issuable upon conversion of the Issuer’s Series A Preferred Stock (as defined below) beneficially owned by the Reporting Persons and (iii) 195,000 shares of Common Stock underlying Warrants (as defined below) beneficially owned by the Reporting Persons (as defined below) that are exercisable beginning on March 28, 2009 (see Item 5).

CUSIP No. 876851106	Page 4 of 13 pages

1	NAMES OF REPORTING PERSONS Stephen V. King
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,145,000 (see Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,145,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,145,000 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON IN

*	The calculation of this percentage is based on 12,156,184 shares of Common Stock (as defined below) outstanding, which is the sum of (i) 11,011,184 shares of Common Stock outstanding as of August 28, 2008, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed on September 15, 2008, (ii) 950,000 shares of Common Stock issuable upon conversion of the Issuer’s Series A Preferred Stock (as defined below) beneficially owned by the Reporting Persons and (iii) 195,000 shares of Common Stock underlying Warrants (as defined below) beneficially owned by the Reporting Persons (as defined below) that are exercisable beginning on March 28, 2009 (see Item 5).

CUSIP No. 876851106	Page 5 of 13 pages

1	NAMES OF REPORTING PERSONS C. Bryan Daniels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,145,000 (see Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,145,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,145,000 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON IN

*	The calculation of this percentage is based on 12,156,184 shares of Common Stock (as defined below) outstanding, which is the sum of (i) 11,011,184 shares of Common Stock outstanding as of August 28, 2008, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed on September 15, 2008, (ii) 950,000 shares of Common Stock issuable upon conversion of the Issuer’s Series A Preferred Stock (as defined below) beneficially owned by the Reporting Persons and (iii) 195,000 shares of Common Stock underlying Warrants (as defined below) beneficially owned by the Reporting Persons (as defined below) that are exercisable beginning on March 28, 2009 (see Item 5).

CUSIP No. 08160H101	Page 6 of 13 pages

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Taylor Capital Group, Inc., a Delaware corporation (the “Issuer” or the “Company”), the principal executive offices of which are located at 9550 West Higgins Road, Rosemont, Illinois 60018.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is jointly filed by Daniels & King Capital IV, L.L.C., a Delaware limited liability company (“Daniels & King”), Prairie Capital IV, L.P., a Delaware limited partnership (“Prairie Capital”), Prairie Capital IV QP, L.P., a Delaware limited partnership (“Prairie Capital QP” and, together with Prairie Capital, the “Prairie Funds”), Stephen V. King, a citizen of the United States, and C. Bryan Daniels, a citizen of the United States (together with Daniels & King, the Prairie Funds and Mr. King, the “Reporting Persons”).

Messrs. Daniels and King are the Managing Members of Daniels & King, which in turn is the sole general partner of each Prairie Fund. As a result, each of Daniels & King and Messrs. Daniels and King may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be the beneficial owners of all the shares of Common Stock directly held by the Prairie Funds. As the sole general partner of each Prairie Fund, Daniels & King has the shared power to vote and dispose of the Issuer’s shares of Common Stock directly held by each Prairie Fund. By virtue of their positions as the Managing Members of Daniels & King, Messrs. King and Daniels have the shared power to vote and dispose of the Issuer’s shares of Common Stock directly held by each Prairie Fund. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons may be considered a “group” under Section 13(d)(3) of the Exchange Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists and the Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

The principal occupation of each of Messrs. King and Daniels is to serve as a Managing Member of Daniels & King and of the general partners of various other investment funds. The principal business of Daniels & King is to act as the general partner of various investment funds, including the Prairie Funds. The principal business of each Prairie Fund is investing in securities.

The principal business address for each of the Reporting Persons is, c/o Prairie Capital, 191 North Wacker Drive, Suite 800, Chicago, Illinois 60606.

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar

CUSIP No. 876851106	Page 7 of 13 pages

misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Daniels & King and each Prairie Fund is organized under the laws of the State of Delaware. Messrs. King and Daniels are citizens of the United States of America.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signatures on this Schedule 13D, each of the Reporting Persons agrees that this Schedule 13D is filed on behalf of such Reporting Person.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Information regarding the amount of funds used by the Prairie Funds to acquire the shares of Common Stock beneficially owned by such Reporting Person is provided in the table set forth in Item 5 of this Schedule 13D, which table and accompanying notes are incorporated by reference into this Item 3.

The purchase price used to acquire the Common Stock beneficially owned by the Reporting Persons was funded by equity contributions of the partners of each Prairie Fund and cash on hand. The exercise price for the Warrants (as defined below) is anticipated to be paid by either using the “cashless exercise” feature of the Warrants or through equity contributions of the partners of each Prairie Fund and/or cash on hand.

ITEM 4.	PURPOSE OF TRANSACTION

On September 4, 2008, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) to sell $60 million of 8% non-cumulative convertible perpetual preferred stock, Series A (“Series A Preferred Stock”), in a private placement to institutional and individual accredited investors, including the Prairie Funds as described in Item 5 hereto, which disclosure is incorporated herein by reference. On September 4, 2008, the Issuer also entered into subscription agreements with respect to the sale of $60 million in principal amount of 10% subordinated notes (the “Subordinated Notes”) to be issued by Cole Taylor Bank, the Issuer’s wholly-owned subsidiary bank (the “Bank”), and detachable warrants (the “Warrants”) to purchase 15 shares of Common Stock at an exercise price of $10.00 per share (subject to customary anti-dilution adjustments) for every $1,000 in principal amount of the Subordinated Notes.

On September 29, 2008, the transactions contemplated by the Securities Purchase Agreement and the subscription agreements were consummated. The following summary of the Securities Purchase Agreement and the form of subscription agreement is qualified in its entirety by reference to those documents (including the exhibits thereto, including the forms of the Third Amended and Restated Certificate of Incorporation, the Third Amended and Restated By-laws of Issuer and the Registration Rights Agreement), copies of which are filed as Exhibit 2 and Exhibit 3, respectively, to this Schedule 13D and are incorporated by reference herein.

CUSIP No. 876851106	Page 8 of 13 pages

The Series A Preferred Stock was issued pursuant to the Securities Purchase Agreement for a purchase price of $25.00 per share and has a liquidation preference of $25.00 per share. Such preferred stock will pay non-cumulative dividends at an annual rate of 8% of the liquidation preference beginning in January 2009 when and if declared by the Issuer’s board of directors and has a conversion price of $10.00 per share (subject to customary adjustments). The Series A Preferred Stock is convertible at the option of the preferred stockholders at any time, and will be convertible at the option of the Issuer on the fifth anniversary of closing. With respect to any such vote of stockholders in which the holders of Series A preferred stock participate, each share of Series A Preferred Stock reported as beneficially owned herein entitles the holder thereof to cast the number of votes equal to the lesser of (i) the number of votes which could be cast in such vote by a holder of the number of shares of capital stock of the Issuer into which such share of Series A Preferred Stock is convertible on the record date for such vote (giving effect to the provisions of the Third Amended and Restated Certificate of Incorporation of the Issuer (which is included as an exhibit to the Securities Purchase Agreement filed); or (ii) 1.961 votes (subject to adjustment for stock splits, combinations or reclassifications). The Series A Preferred Stock will cease to have dividends rights as a class after the second anniversary of closing if the volume weighted average price of the Common Stock on the Nasdaq Global Select Market exceeds 200% of the then-applicable conversion price for at least 20 trading days in any consecutive 30-day period, or after the third anniversary of closing if the volume weighted average price of the Common Stock on the Nasdaq Global Select Market exceeds 130% of the then-applicable conversion price for at least 20 trading days in any consecutive 30-day period. After such right to dividends as a separate class terminates, the Series A Preferred Stock will be entitled to share in dividends paid with respect to the Common Stock on an as-converted basis.

In connection with the Securities Purchase Agreement, the Issuer also entered into a registration rights agreement (the “Registration Rights Agreement”) with the Series A Preferred Stock investors (including the Prairie Funds) and certain other persons on September 29, 2008. Among other things, the Registration Rights Agreement granted the Prairie Funds certain “piggyback” registration rights with respect to shares of Common Stock issued or issuable upon the conversion or exercise of their Series A Preferred Stock and warrants. In addition, holders of one-third of certain securities that may be registered pursuant to the Registration Rights Agreement (of which the Prairie Funds hold less than one-third) may exercise certain demand registration rights pursuant to the Registration Rights Agreement.

On July 8, 2008, Prairie Capital entered into a non-disclosure agreement with the Issuer, pursuant to which, among other things, for a period of two years, Prairie Capital and its affiliates may not (1) acquire any securities of the Company (without the consent of the Company), (2) engage in any solicitation of proxies with respect to the Company, (3) take any action to seek control or influence of the management of the Company or (4) disclose confidential and proprietary information of the Company. Pursuant to the terms of the Securities Purchase Agreement, however, the Prairie Funds and their respective affiliates may acquire up to 475,000 shares of the Issuer’s Common Stock without violating the non-disclosure agreement.

The shares of Common Stock beneficially owned by each of the Reporting Persons are held for investment purposes. Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors, including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market

CUSIP No. 876851106	Page 9 of 13 pages

conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals and the contractual restrictions described in the preceding paragraph, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose or distribute of some or all of its or his Common Stock, Subordinated Notes, Warrants or Series A Preferred Stock or such other securities it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives. Each of the Reporting Persons may make gifts of shares to charities or others from time to time. In addition, each Reporting Person may, from time to time, enter into stock trading plans intended to satisfy the requirements of Rule 10b5-1 of the Exchange Act.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors and other shareholders (including the other Reporting Persons) the Issuer’s performance, business, strategic direction, prospects and management, as well as various ways of maximizing stockholder value. Each Reporting Person intends to participate in and influence the affairs of the Issuer through the exercise of the Prairie Funds’ respective voting rights with respect to their shares of the Issuer’s Common Stock and Series A Preferred Stock (which votes on an as converted basis). Accordingly, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the member of a “group” or the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plan or proposal that related to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The following table sets forth for each of the Reporting Persons (i) the number of shares of Common Stock beneficially owned by such Reporting Person as of the close of business on September 29, 2008, (ii) the percentage of the outstanding Common Stock that such number represents, and (iii) the aggregate amount of funds used to acquire the Series A Preferred Stock, the Subordinated Notes and the Warrants beneficially owned by the Prairie Funds. For purposes of this Schedule 13D, beneficial ownership includes shares of the Issuer’s Common Stock that (i) the Series A Preferred Stock held by the Prairie Funds that is currently exercisable and (ii) the Warrants held by the Prairie Funds that are exercisable beginning on March 28, 2009. Except as otherwise indicated, the Reporting Persons believe that the beneficial owners of

CUSIP No. 876851106	Page 10 of 13 pages

Common Stock listed below have shared investment and voting power with respect to the shares described below. The calculation of the percentages listed below is based on 12,156,184 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 11,011,184 shares of Issuer Common Stock outstanding as of August 28, 2008, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed on September 15, 2008, (ii) 950,000 shares of Common Stock issuable upon conversion of Series A Preferred Stock beneficially owned by the Reporting Persons and (iii) 195,000 shares of Common Stock underlying the Warrants beneficially owned by the Reporting Persons.

	Common Shares Beneficially Owned
Reporting Person	Preferred Stock Conversion Shares	Warrants		Total	Percent		Transaction Funds
Prairie Capital IV, L.P.	475,000	97,500	(3)	572,500	4.7	%(4)	$11,250,000	(5)
Prairie Capital IV QP, L.P.	475,000	97,500	(3)	572,500	4.7	%(4)	$11,250,000	(5)
Daniels & King Capital IV, L.L.C. (1)	950,000	195,000		1,145,000	9.4%		N/A
C. Bryan Daniels (2)	950,000	195,000		1,145,000	9.4%		N/A
Stephen V. King (2)	950,000	195,000		1,145,000	9.4%		N/A

(1) Consists of Common Stock beneficially owned by the Prairie Funds. Daniels & King, as the sole general partner of each Prairie Fund, may be deemed to beneficially own such shares.

(2) Consists of Common Stock beneficially owned by the Prairie Funds. Messrs. Daniels and King, as the Managing Members of Daniels & King, which is the sole general partner of each Prairie Fund, may be deemed to beneficially own such shares.

(3) Consists of 15 Warrants at an exercise price of $10.00 per share (subject to customary anti-dilution adjustments) for every $1,000 in principal amount of Subordinated Notes. The Warrants are exercisable at a price of $10.00 per share beginning on March 28, 2009. The Prairie Funds anticipate paying the exercise price for the Warrants by using the “cashless exercise” feature of the Warrants or through equity contributions of the partners of each Prairie Fund and/or cash on hand.

(4) Because the Prairie Funds are obligated to take actions with respect to their investment on a pro rata basis, this percentage assumes the conversion of all Series A Preferred Stock and the exercise of all Warrants held by each Prairie Fund in determining the total amount of the Issuer’s Common Stock outstanding (see Item 6).

(5) Consists of (i) $4,750,000 used to purchase 190,000 shares of Series A Preferred Stock and (ii) $6,500,000 used to purchase Subordinated Notes from the Bank, which notes include 15 Warrants to purchase the Issuer’s Common Stock at an exercise price of $10.00 per share for every $1,000 in principal amount of Subordinated Notes.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person.

(c) Except as described in Item 4 hereof, which is incorporated herein by reference, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.

CUSIP No. 876851106	Page 11 of 13 pages

(d) Except as described herein, no one other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS RESPECT TO SECURITIES OF THE ISSUER

Except as set forth in Items 4 and 5 hereof, which are incorporated herein by reference, or as described in this Item 6, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Pursuant to the partnership agreements of each Prairie Fund, each Prairie Fund is required to make, vote and dispose of their investments on a pro rata basis with the other Prairie Fund. In addition, subject to compliance with applicable law, the Reporting Persons may consult with each other from time to time and exchange information concerning the Issuer, their respective investments in the Issuer and their discussions with management, directors and other security holders of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

CUSIP No. 876851106	Page 12 of 13 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete, and correct.

Date: October 6, 2008

PRAIRIE CAPITAL IV, L.P.

By:	Daniels & King Capital IV, L.L.C.
Its:	General Partner

By:	/s/ C. Bryan Daniels
Name:	C. Bryan Daniels
Its:	Managing Member

PRAIRIE CAPITAL IV QP, L.P.

By:	Daniels & King Capital IV, L.L.C.
Its:	General Partner

By:	/s/ C. Bryan Daniels
Name:	C. Bryan Daniels
Its:	Managing Member

DANIELS & KING CAPITAL IV, L.L.C.

By:	/s/ C. Bryan Daniels
Name:	C. Bryan Daniels
Its:	Managing Member

/s/ C. Bryan Daniels
C. Bryan Daniels

/s/ Stephen V. King
Stephen V. King

CUSIP No. 876851106	Page 13 of 13 pages

EXHIBIT INDEX

Number	Description

1.	Joint Filing Agreement dated as of October 6, 2008 (filed herewith).

2.	Securities Purchase Agreement, dated September 4, 2008, by and among the Issuer and the investors listed on the Schedule of Buyers attached thereto (with the other documents attached as exhibits thereto, including the forms of the Third Amended and Restated Certificate of Incorporation, the Third Amended and Restated By-laws of the Issuer and the Registration Rights Agreement) (incorporated by reference to the appendices to the definitive proxy statement on Schedule 14A filed by the Issuer on September 15, 2008).

3.	Form of Subscription Agreement and forms of subordinated note and warrant issued in connection with the Issuer’s subordinated debt transaction (incorporated by reference to the appendices to the definitive proxy statement on Schedule 14A filed by the Issuer on September 15, 2008).

4.	Non-Disclosure Agreement dated July 8, 2008 (filed herewith).

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and all amendments thereto with respect to the Common Stock, par value $.01 per share, of Taylor Capital Group, Inc. beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Date: October 6, 2008

PRAIRIE CAPITAL IV, L.P.

By:	Daniels & King Capital IV, L.L.C.
Its:	General Partner

By:	/s/ C. Bryan Daniels
Name:	C. Bryan Daniels
Its:	Managing Member

PRAIRIE CAPITAL IV QP, L.P.

By:	Daniels & King Capital IV, L.L.C.
Its:	General Partner

By:	/s/ C. Bryan Daniels
Name:	C. Bryan Daniels
Its:	Managing Member

DANIELS & KING CAPITAL IV, L.L.C.

By:	/s/ C. Bryan Daniels
Name:	C. Bryan Daniels
Its:	Managing Member

/s/ C. Bryan Daniels
C. Bryan Daniels

/s/ Stephen V. King
Stephen V. King

NON-DISCLOSURE AGREEMENT

THIS NON-DISCLOSURE AGREEMENT, dated as of July 25, 2008, is by and between Prairie Capital IV, L.P. (“Investor”) and Taylor Capital Group, Inc. (together with its wholly-owned subsidiary, Cole Taylor Bank, the “Company”).

WHEREAS, Investor has expressed an interest in discussing with the Company a possible financing transaction being considered by the Company (a “Transaction”);

WHEREAS, in connection with such discussions, the Company may disclose Evaluation Material (as defined below) to Investor; and

WHEREAS, the Company would not disclose the Evaluation Material to Investor, nor discuss with the Investor the possibility of a Transaction, unless Investor executed and delivered this Agreement to the Company, and the Company may be irreparably harmed if Investor or any of its Representatives (as defined below) were to take any of the actions prohibited under this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and other good and valuable consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, intending to be legally bound, Investor and the Company hereby agree as follows:

1. Evaluation Material. For purposes of this Agreement, the term “Evaluation Material” shall mean any and all information provided to Investor by or on behalf of the Company in connection with the Transaction whether in writing, orally, visually, electronically or in machine readable form, through demonstration or in any other manner, and shall include, without limitation, any information regarding or relating to the Company’s operations, business opportunities, costs, finances, personnel, marketing and promotion plans, financial statements, financial information and business practices or policies, and any other business information of the Company or the terms or existence of this Agreement, the Company’s consideration of a possible Transaction or any discussions between the parties with respect thereto, transmitted by or on behalf of the Company to Investor in connection with the Transaction, whether prior to or after the execution and delivery of this Agreement and whether or not such information is marked “confidential”. All Evaluation Material transmitted by or on behalf of the Company shall remain the sole property of the Company.

2. Use of Evaluation Material. The Evaluation Material will be used by Investor solely in connection with its evaluation of a possible Transaction, and not for any other purpose whatsoever. The Evaluation Material will be kept confidential by Investor in accordance with the terms and conditions of this Agreement and will not be disclosed to any person, except that Investor may disclose the Evaluation Material or portions thereof to those of its employees, officers, directors, partners, members, affiliates, accountants, attorneys, agents, consultants and advisors (these persons being collectively called “Representatives”) who (a) need to know such information in order for Investor to be able to evaluate a possible Transaction and (b) have been directed by Investor to treat the Evaluation Material in accordance with the terms of this Agreement. Investor further agrees that, without the prior written consent of the Company, Investor will not, directly or indirectly, enter in any agreement, arrangement or understanding, or any discussions which might lead to an agreement, arrangement or understanding, with any person regarding participation in the Transaction as a principal, co-investor or source of equity financing. For the avoidance of doubt, the term “Representatives” as applied to Investor shall not include any such potential principal, co-investor or source of equity financing. In any case, Investor shall be responsible for any breach of this Agreement by any of its Representatives. Neither

Investor nor any of its Representatives shall, directly or indirectly, (x) market or use (other than as permitted by the Agreement) any Evaluation Material, (y) reproduce or otherwise copy any Evaluation Material except in connection with the Transaction, or (z) disclose, sell, license, offer to sell or license or otherwise transfer or make available any Evaluation Material to any person other than as otherwise permitted by this Agreement. Without limiting the generality of the foregoing, Investor will use all reasonable efforts to protect the confidentiality of Evaluation Material, including, without limitation, efforts commensurate with those it employs for the protection of its own confidential and proprietary information. The term “person” as used in this Agreement will be interpreted broadly to include, without limitation, any agency, corporation, individual, partnership, limited liability company, joint venture or other entity.

3. Exceptions.

(a) Investor shall not be required to maintain as confidential or be restricted in its use of any Evaluation Material which (i) Investor can prove was in its possession prior to disclosure by the Company, (ii) was or becomes available to Investor on a non-confidential basis from a third party provided that such party is not known to Investor, or would not reasonably be expected, to be under an obligation of confidentiality with respect to such information made available to Investor, or (iii) at the time of disclosure or thereafter is generally available to the public (other than as a result of disclosure by Investor or its Representatives). However, Investor acknowledges and agrees that Investor and its Representatives will not disclose, confirm or acknowledge the existence, or terms and conditions, of this Agreement, nor the fact that the Company may be considering a possible Transaction, other than as specifically permitted by this Agreement.

(b) If Investor or its Representatives receive a subpoena or other validly issued administrative or judicial process requesting Evaluation Material, or if Investor or its Representatives are required to disclose any Evaluation Material under law, governmental order, judicial order, regulatory or statutory requirement, discovery request or similar process, Investor shall notify the Company reasonably promptly following Investor or its Representatives first becoming aware of such requested disclosure, so that the Company may seek a protective order or other appropriate remedy or, in the Company’s sole discretion, waive compliance with the terms of this Agreement. Furthermore, if the Company seeks such a protective order or other appropriate remedy in connection with a third-party request or requirement to disclose the Evaluation Material, Investor and its Representatives will not oppose such efforts and will provide the Company with such assistance and cooperation as the Company may reasonably request in taking available protective action prior to complying with such disclosure requirement. In the event that no such protective order or other remedy is obtained, or that the Company waives compliance with the terms of this Agreement, and Investor or its Representatives are advised by legal counsel that they are legally compelled to make such disclosures, Investor or its Representatives, as the case may be, will (i) furnish only that portion of the Evaluation Material or other information regarding a possible Transaction that Investor or its Representatives are advised by legal counsel is legally required, (ii) give the Company notice of the disclosures to be made to the extent legally permissible and (iii) exercise all reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the Evaluation Material or other information regarding a possible Transaction so disclosed.

4. No Warranty. ALL EVALUATION MATERIAL IS PROVIDED “AS IS,” AND THE COMPANY HEREBY DISCLAIMS ANY AND ALL WARRANTIES, EXPRESS, IMPLIED OR OTHERWISE, INCLUDING BUT NOT LIMITED TO ANY WARRANTIES REGARDING ITS ACCURACY, COMPLETENESS, PERFORMANCE OR NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR ITS MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

5. No Legal Obligation, Representation, or Warranty. The parties agree that, unless and until a binding agreement is entered into between the Company and Investor with respect to the Transaction, neither the Company nor Investor will be under any legal obligation of any kind whatsoever with respect to the Transaction by virtue of this or any other written or oral expression, except with respect to the matters specifically agreed to herein. Nothing contained in any discussions between Investor and the Company or in any Evaluation Material shall be deemed to constitute a representation or warranty. Except for the matters set forth in this Agreement or in any such binding agreement, neither party shall be entitled to rely on any statement, promise, agreement, or understanding, whether oral or written, or any custom, usage of trade, course of dealing, or conduct.

6. Return of Evaluation Material. At any time upon the written request of the Company, Investor will, at its own expense, (i) reasonably promptly redeliver to the Company or, at the at Investor’s option, destroy all copies (including permanently erasing or deleting any electronic copies) of the Evaluation Material in the possession or control of Investor or any of its Representatives and (ii) reasonably promptly destroy all analyses, notes, data, compilations, summaries, forecasts, studies or other documents and materials prepared by Investor or any of its Representatives in connection with their- evaluation and review of a possible Transaction that contain, reflect or are based upon or generated from, in whole or in part, any of the Evaluation Material. Upon the Company’s written request, Investor will confirm any such destruction to the Company in writing. Notwithstanding the return or destruction of Evaluation Material, Investor will continue to be bound by its obligations of confidentiality hereunder respecting Evaluation Material, including without limitation, with respect to oral Evaluation Material and their obligation not to use any Evaluation Material for any purpose other than as specifically permitted in Section 2 of this Agreement.

7. Non-Solicitation. For a period of two years from the date of this Agreement, Investor will not, without the Company’s prior written consent, directly or indirectly, solicit for purposes of employment, offer to hire or offer to enter into any contract with any officer of the Company with whom Investor has contact, or of whom Investor otherwise becomes aware, during its discussions with the Company or its evaluation of a possible Transaction; provided, however, that this paragraph shall not prohibit Investor from engagement in any general advertising or general solicitation not targeted to the Company’s employees.

8. Standstill. For a period of two years from the date of this Agreement, Investor will not, directly or indirectly, and Investor will cause any person controlled by Investor not to, without the prior written consent of the Board of Directors of the Company, (i) in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, any securities or property of the Company or any of its affiliates, (ii) propose to enter into, directly or indirectly, any merger, consolidation, recapitalization, business combination, partnership, joint venture or other similar transaction involving the Company or any of its affiliates, (iii) make, or in any way participate in any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any of its affiliates, (iv) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with respect to any voting securities of the

Company or any of its affiliates, (v) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company, (vi) disclose any intention, plan or arrangement inconsistent with the foregoing or (vii) advise, assist or encourage any other person in connection with any of the foregoing. Investor also agrees during such period not to (x) request the Company, directly or indirectly, to amend or waive any provision of this paragraph (including this sentence), (y) take any action which might require the Company or any of its affiliates to make a public announcement regarding this Agreement or the possibility of a Transaction, or (z) communicate with the Company’s stockholders regarding the subject matter of this Agreement.

9. Acknowledgement. Investor acknowledges that it is aware, and that it will advise its Representatives who receive the Evaluation Material, that the United States securities laws prohibit any person who has received from an issuer material, non-public information from purchasing or selling securities of such issuer (and options, warrants and rights relating thereto) or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

10. No License. Investor acknowledges and agrees that nothing contained in this Agreement will be construed as granting any rights, by license or otherwise, to Investor or any of its Representatives to any Evaluation Material, or to any copyrights, trademarks, service marks, patent rights, trade secrets, or other proprietary rights of the Company.

11. Third-Party Contacts. Neither Investor nor any of its Representatives shall contact any agent, employee, supplier or customer of the Company regarding the Transaction or the Company’s prospects, without the Company’s prior written consent.

12. No Commitment. Investor acknowledges that the Company has not made any commitment to enter into or pursue a Transaction, and the Company reserves the right to select an investor, pursue a Transaction or abandon or modify its plans in its sole and absolute discretion without any obligation to notify Investor of, or consult with Investor, with regard to any such decision.

13. Equitable Remedies. Investor hereby agrees that a failure to comply with any provision of this Agreement would cause the Company irreparable harm and that monetary damages would be an inadequate remedy for an actual or threatened breach of this Agreement by Investor or any of its Representatives because of the difficulty of ascertaining the amount of damage that will be suffered by the Company in the event that this Agreement is breached. Accordingly, the Company will be entitled to specific performance of this Agreement and injunctive or other equitable relief as a remedy for any such breach without proof of actual damages. Investor further agrees to waive, and to use its reasonable efforts to cause its Representatives to waive, any requirement for the securing or posting of any bond in connection with any such remedy. Any such equitable remedy shall not be deemed to be the exclusive remedy for a breach of this Agreement, but shall be in addition to all other remedies available at law or equity to the Company.

14. Authority. By signing below, each of the undersigned representatives of the parties hereto represents and warrants that he or she has full authority to execute this Agreement on his or her respective party’s behalf and to bind his or her respective party to the terms of the Agreement.

15. No Waiver. No course of action or failure to act by either party will constitute a waiver by a party of any right or remedy under this Agreement, and no waiver by either party of any right or remedy under this Agreement will be effective unless made in writing.

16. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. However, if any provision of this Agreement is prohibited or invalid under any applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder thereof or any of the remaining provisions of this Agreement.

17. Governing Law; Venue; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with the laws of the State of Illinois, without reference to its conflicts of law principles. Each party consents to the jurisdiction of the state or federal courts in Cook County, Illinois, which will be the sole venue for resolution of all disputes related to this Agreement. THE PARTIES HERETO WAIVE THE RIGHT TO TRIAL BY JURY IN CONNECTION WITH ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT.

18. Entire Agreement; Successors and Assigns. This Agreement constitutes the entire agreement and understanding between Investor and the Company regarding the matters set forth herein, and no representations or promises have been made that are not fully set forth herein. This Agreement shall be binding solely on and inure to the benefit of the parties hereto and their respective successors and assigns.

19. Counterparts; Facsimile Transmission. This Agreement may be executed in multiple counterparts, each of which shall serve as an original, but all of which shall constitute but one agreement. For purposes of executing this Agreement, any signed documents transmitted by facsimile machine with automatic confirmation of receipt shall be treated in all manner and respects as an original document. The signature of any party transmitted by facsimile machine shall be considered to be an original signature and any such document shall be considered to have the same binding legal effect as an original document executed, delivered and exchanged between the parties. At the request of any party, any executed document delivered by facsimile machine shall be re-executed by all parties in a “hard- copy” form. The parties hereto hereby agree that none of them shall raise the use of a facsimile machine for the transmission of signatures as a defense to this Agreement and each such party hereby waives such defense.

IN WITNESS WHEREOF, each of the undersigned has caused this Non-Disclosure Agreement to be executed by its duly authorized representative.

Prairie Capital IV LP

By:	Daniels & King Capital, L.L.C.

By:	/s/ C. Bryan Daniels
Name: C. Bryan Daniels
Title: Managing Member

TAYLOR CAPITAL GROUP, INC.

By:
Name:
Title: